Mail Stop 3-09

							March 28, 2005


Russell D. Phillips, Jr.
General Counsel and Secretary
Alliance Imaging, Inc.
1900 S. State College Blvd., Suite 600
Anaheim, CA  92806

Re:	Alliance Imaging, Inc.
	Amendment No. 1 to the Registration Statement on Form S-3
	File No. 333-122453

	Form 10-K for the fiscal year ended December 31, 2004
	File Number 001-16609

Dear Mr. Phillips:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, page 33
1. We acknowledge your disclosures about changes in cost of revenue and selling, general, and administrative (SG&A) expense components for the current year compared to the previous year. Although you consistently provide comparisons of the current year amounts from the prior year, there are several areas where your discussion does not disclose the reasons for the change. Consider your statement that compensation and related employee expenses related to cost of revenue increased by $7.7M (7.7%) primarily as a result of the number of employees necessary to support new PET and PET/CT systems in operation and an increase in worker`s compensation expense. We note on page 8 that your number of employees decreased by 141 from the previous year. Please clarify your disclosure about how compensation and related employee expenses increased since you have 141 fewer employees. Quantify the increase as it relates to compensation and related employee expenses and that related to worker`s compensation expense.

Liquidity and Capital Resources, page 37
2. You state within Results from Operations that your provision for
doubtful accounts decreased by $2M. We note in your financial statements that your accounts receivable balance, gross of the allowance for doubtful accounts, increased by approximately $4M from
the previous year.    Disclose what events and circumstances have
changed from the previous year warranting your provision to decrease while the receivable related to the provision increased.

Financial Statement

Consolidated Statements of Operation, page 47
3. We acknowledge your response to our comment number 39 related to minority interest and income (loss) from equity investments. You state that revenue from unconsolidated investees ($900K for the year ended 2003 and $4M for the year ended 2004) were offset against SG&A.
Classifying income from unconsolidated investees for these two years has the effect of showing a declining trend in the amount of your SG&A expenses of 5% when in reality, SG&A expense increase by 1%. Additionally, $4 million of income from unconsolidated investees for
2004 is material to your loss before income taxes and minority interest expense and to your net loss for 2004. Please disaggregate the amounts included in revenue and netted against SG&A related to unconsolidated investees and report the amount in a separate line item in your statement of operations as required by rule 5-03(b) of
Regulation S-X, and provide the disclosures as required by rule 4-08(g) of Regulation S-X.

Notes to Consolidated and Basis of Financial Statement
Presentation,
page 51
4. We acknowledge your response to our comment number 41 about your revenue recognition policy. You state that you have revenue streams aside from performing MRI/PET scans. Please provide your revenue recognition policy for these other revenue streams and the point when revenue is earned. Explain in your disclosure how that point meets the criteria for recognizing revenue in SAB 104.


8-K Dated March 7, 2005
5. We note several non-GAAP measures in your fourth quarter results reported in the Form 8-K dated March 7, 2005 included in exhibits
99.1 and 99.2 to the Form 8-K.  Instructions 2 of Item 202 of Form
8-
K requires that you comply with Item 10(e)(1)(i) of Regulation S-K related to these non-GAAP disclosures. Tell us how these discussions comply with paragraph (e)(1)(i)(C) and (D) of Item 10 of Regulation
S-K.


	As appropriate, please amend your registration statement and your Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      	You may contact Christine Allen at (202) 824-5533 or
James
Rosenberg, Senior Assistant Chief Accountant at (202) 942-1803 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 942-2831, Suzanne Hayes, Legal Branch Chief at (202) 942-1789 or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	Nicholas S. O`Keefe, Esq.
	Latham & Watkins LLP
	135 Commonwealth Drive
	Menlo Park, CA  94025

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Russell D. Phillips, Jr.
Alliance Imaging, Inc.
March 28, 2005
Page 4